Exhibit 99.1

Check-Cap (MBAI) Sets Eight-Week Target for MBody AI Merger

Check-Cap Ltd. (NASDAQ: MBAI) has publicly filed its Form F-1 and now expects its merger with MBody AI Corp. to close within the next eight weeks.

FOR IMMEDIATE RELEASE

ISFIYA, ISRAEL & NEVADA, UNITED STATES, August 5, 2026 (GLOBE NEWSWIRE) -- Check-Cap Ltd. (“Check-Cap” or the “Company”) (NASDAQ: MBAI) today updated the expected closing timeline for its proposed business combination with MBody AI Corp. (“MBody AI”), projecting completion in the third quarter of 2026. This updates the Company’s previously announced expectation of a closing in the second half of 2026. The Company publicly filed its registration statement on Form F-1 with the U.S. Securities and Exchange Commission (the “SEC”) on July 24, 2026, and has responded to all comments received from the SEC staff. Closing remains subject to final approval by Nasdaq and the satisfaction of the remaining customary closing conditions, none of which can be assured.

Transaction Progress to Date

The following steps have been completed and are reflected in the Company’s public filings:

●	Shareholder approval: the merger has been approved by the shareholders of both Check-Cap and MBody AI.

●	Annual report: Check-Cap filed its Annual Report on Form 20-F for the year ended December 31, 2025 on April 27, 2026.

●	MBody AI financial statements: MBody AI’s audited financial statements for the year ended December 31, 2025 were furnished on Form 6-K on May 12, 2026, and updated financial statements were furnished on Form 6-K/A on June 24, 2026.

●	Registration statement: the Company’s registration statement on Form F-1 was publicly filed with the SEC on July 24, 2026 and is available at www.sec.gov.

●	SEC staff comments: the Company has responded to all comments received from the SEC staff on its Annual Report on Form 20-F and on the Form F-1.

●	Nasdaq listing application: Check-Cap submitted its initial listing application on February 24, 2026. As previously reported on April 30, 2026, Nasdaq completed its initial review of the application and the Company responded to all questions in the Supplemental Information Request Form.

●	Closing conditions: the parties have satisfied substantially all of the closing conditions within their respective control.

Steps Remaining

Completion of the merger and the commencement of trading remain subject to the effectiveness of the Form F-1, final approval of the Company’s initial listing application by Nasdaq including satisfaction of all initial listing requirements, and the satisfaction of the remaining customary closing conditions. None of these matters can be assured.

Based on the status of these matters, the Company now expects the merger to close in the next eight weeks, before the end of the third quarter of 2026. Upon completion, the combined company is expected to continue trading on Nasdaq under the ticker symbol “MBAI.”

“Shareholders have asked about the status of this transaction, and the answer is in the public filings: the Form F-1 has been submitted and is available for review. We have responded to every comment we have received, and our listing application has been through Nasdaq’s initial review,”said David Lontini, Chairman and Interim Chief Executive Officer of Check-Cap Ltd. “We now expect to close in the next eight weeks, subject to the approvals that remain outstanding.”

“Throughout this process, we’ve stayed focused on building the business. We have continued signing customers, deploying robots and preparing MBody AI to operate as a public company from day one,” said John Fowler, Chief Executive Officer of MBody AI. “When this transaction closes, shareholders will own an operating business with commercial operations already underway.”

Additional investor information is available at ir.mbody.ai

About Check-Cap Ltd.

Check-Cap Ltd. (NASDAQ: MBAI) is a technology company executing a strategic transformation through its shareholder-approved merger with MBody AI Corp. Upon completion, Check-Cap expects to become a publicly traded provider of embodied artificial intelligence, delivering enterprise-grade AI orchestration for robotic systems across hospitality, gaming, and commercial real estate operations. The merger is targeted to close in the third quarter of 2026, subject to customary closing conditions.

About MBody AI Corp.

MBody AI Corp. is a hardware-agnostic enterprise robotics platform that deploys and manages autonomous robot workforces for hospitality, gaming, and commercial real estate operators. The company’s proprietary MBody AI Orchestrator™ manages diverse robot fleets across sites and use cases under long-term subscription agreements. MBody AI counts leading Fortune 500 operators among its customers. For more information, visit www.mbody.ai.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. A registration statement relating to securities of the Company has been filed with the SEC but has not yet become effective. The securities covered by that registration statement may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. Neither the SEC nor any state securities commission has approved or disapproved of such securities or passed upon the accuracy or adequacy of the registration statement.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements made in graphics, images, headlines, and other visual elements of this release, including any references or imagery suggesting a future Nasdaq listing. All statements other than statements of historical fact are forward-looking statements, which include, among others, statements regarding the completion and timing of the merger with MBody AI, including the Company’s expectation that the merger will close in the third quarter of 2026; the expected timing of effectiveness of the Company’s registration statement on Form F-1; the completion, timing, and outcome of the SEC staff’s review processes; the status and outcome of the Company’s Nasdaq initial listing application; the anticipated Nasdaq listing and commencement of trading; the determination, ratio, timing, and implementation of any reverse share split and the Company’s ability to satisfy Nasdaq’s minimum bid price requirement; the Company’s ability to maintain continued compliance with Nasdaq listing requirements; the expected benefits of the merger; and the future operations and positioning of the combined company. These forward-looking statements are based on the Company’s current intentions, beliefs, and expectations regarding future events. Actual results may differ materially due to risks and uncertainties including, but not limited to, the satisfaction of closing conditions; the ability to complete the merger on the anticipated timeline or at all; the risk that the Form F-1 does not become effective on the anticipated timeline or at all; the risk that the SEC staff issues additional comments or requires additional amendments; the ability to receive Nasdaq approval, satisfy all initial listing requirements, and commence trading, none of which is assured; the risk that a reverse share split is not implemented, or is implemented at a ratio or on a timeline that does not achieve the intended result; market conditions; and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission. There can be no assurance that the merger will close in the third quarter of 2026 or at all, that the Form F-1 will become effective on the anticipated timeline or at all, or that the Company will receive Nasdaq approval or that trading will commence. The Company undertakes no obligation to update forward-looking statements except as required by law.

Quick Facts

Issuer	Check-Cap Ltd. (NASDAQ: MBAI)

Operating business	MBody AI Corp.

Announcement	Check-Cap now expects its merger with MBody AI to close in the third quarter of 2026, updating prior guidance of the second half of 2026

Form F-1 Filing Date	July 24, 2026

Annual Report on Form 20F Filing Date	April 27, 2026

Nasdaq initial listing application submitted	February 24, 2026

Shareholder approval	Obtained from shareholders of both companies

Merger status	Targeted to close in the third quarter of 2026, subject to final Nasdaq approval and remaining customary closing conditions, none of which is assured

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Investor Relations Contact

Lytham Partners, LLC

602-889-9700

ir@mbody.ai

Media Contact

Core IR

ir@mbody.ai

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